UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40858

XORTX Therapeutics Inc.

3710 – 33rd Street NW

Calgary, Alberta T2L 2M1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

As of the date of this report on Form 6-K, based on information currently available, XORTX Therapeutics Inc. (“XORTX” or the “Company”) currently estimates that its stockholders’ equity is approximately $4.1 million, which exceeds the minimum stockholders’ equity requirement of the Nasdaq Capital Market for listing compliance. In making this determination, the Company has considered (i) its estimated stockholders’ equity as of March 31, 2026, (ii) the April 13, 2026 closing of its acquisition of Vectus Biosystems Limited’s VB4-P5 asset, and (iii) its estimated results of operations for the three months ended March 31, 2026 and for the second quarter of 2026 to date.

The estimates of stockholders’ equity set forth in this report are preliminary, unaudited and subject to change. Actual results may differ from these estimates as a result of the completion of the Company’s financial closing processes for the three months ended March 31, 2026, the preparation of its unaudited condensed consolidated financial statements as of and for such period, final adjustments and other developments that may arise between the date of this report and the time such financial statements are finalized. Accordingly, these estimates should not be viewed as a substitute for the Company’s unaudited financial statements as of and for the three months ended March 31, 2026, once available. The Company’s expected results for the three months ended March 31, 2026 could differ materially from the estimates set forth herein and are not necessarily indicative of results to be achieved in any future period. Investors are cautioned not to place undue reliance on this preliminary financial information. The Company undertakes no obligation to publicly update or revise these estimates, except as required by applicable law.

Forward-Looking Statements

This report on Form 6-K contains express or implied “forward-looking statements” within the meaning of applicable securities laws. These forward-looking statements include, without limitation, statements regarding the Company’s belief that it currently satisfies, and will continue to satisfy, the stockholders’ equity continued listing requirement and other applicable listing standards of the Nasdaq Capital Market, the Company’s estimates of stockholders’ equity for the periods described herein, the success and timing of the Company’s preclinical studies and clinical trials, the Company’s plans to develop and commercialize its product candidates, and the Company’s plans to advance research in other kidney disease applications, as well as the Company’s beliefs, plans, goals, objectives, expectations, assumptions, estimates and intentions and other statements that are not historical facts. Forward-looking statements are often identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions.  These forward-looking statements are based on the current expectations, estimates and assumptions of the management of XORTX and are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, those relating to the Company’s ongoing compliance with Nasdaq listing standards; the timing, design and results of its preclinical studies and clinical trials; its ability to develop, obtain regulatory approval for and commercialize its product candidates; its ability to protect its intellectual property; and its liquidity and capital resources. Except as otherwise required by applicable law, XORTX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC’s website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in the Company’s reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XORTX Therapeutics Inc.
(Registrant)

Date: May 8, 2026	By:	/s/ Allen Davidoff
	Name:	Allen Davidoff
	Title:	Chief Executive Officer